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SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viewpoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

888 Prospect Street, Suite 210
(No. and Street)

La Jolla (City) California (State) 92037 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Leyton (858) 480-2800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Seth Leyton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewpoint Securities LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Seth Leyton
Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of San Diego
Subscribed and sworn to (or affirmed) before me on this 17th **day of** February, **20**09, **by** Seth Leyton
proved to me on the basis of satisfactory evindence to be the person(s) who appeared before me.
Signature

OFFICIAL SEAL
D. B. GIETZEN
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1651031
SAN DIEGO COUNTY
MY COMM. EXP. APRIL. 9, 2010

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Members
Viewpoint Securities, LLC
La Jolla, California

I have audited the accompanying statement of financial condition of Viewpoint Securities, LLC as of December 31, 2008 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewpoint Securities, LLC as of December 31, 2008 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2009

VIEWPOINT SECURITIES, LLC.

Statement of Financial Condition
December 31, 2008

ASSETS

Cash and cash equivalents	$ 475
Deposits with clearing firm	99,933
Securities owned - at market value	4,084
Equipment, net of accumulated depreciation of $88,580	49,616
Prepaid expenses	4,437
Total assets	$ 158,545

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Checks issued in excess of deposits	$ 2,806
Accounts payable and accrued expenses	56,062
Due to clearing firm	12,795
Accrued commissions	2,840
Payroll taxes payable	12,827
Total liabilities	87,330
Members' equity	71,215
Total liabilities and members' equity	$ 158,545

The accompanying notes are an integral part of these financial statements

VIEWPOINT SECURITIES, LLC.

Statement of Income
For the year ended December 31, 2008

REVENUES:	
Commission revenue	$ 457,446
Service fees	70,363
Consulting fees	2,807,229
Interest income	46,169
Other income	291,165
Total revenues	3,672,372
EXPENSES:	
Clearance charges	$ 151,349
Commissions	300,214
Communications	24,716
Occupancy costs	75,483
Professional fees	180,010
Research costs	1,994,836
Salaries and benefits	276,139
Travel and entertainment	250,508
Other general and administrative expenses	307,830
Total expenses	3,561,085
INCOME BEFORE INCOME TAX PROVISION	111,287
INCOME TAX PROVISION (Note 2)	
Income tax provision	6,800
NET INCOME	$ 104,487

The accompanying notes are an integral part of these financial statements

VIEWPOINT SECURITIES, LLC.

Statement of Members' Equity
For the year ended December 31, 2008

	Members' Equity	Net Income	Total Members' Equity
Beginning balance January 1, 2008	$ 198,564	-	$ 198,564
Distributions	(231,836)		(231,836)
Net income		104,487	104,487
Ending balance December 31, 2008	$ (33,272)	$ 104,487	$ 71,215

The accompanying notes are an integral part of these financial statements

VIEWPOINT SECURITIES, LLC.

Statement of Cash Flows
For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 104,487
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	37,218
(Increase) decrease in:	
Deposits issued in excess of deposits	1,925
Securities owned - at market value	24,166
Prepaid expenses	10
Commissions receivable	51,699
Increase (decrease) in:	
Checks issued in excess of deposits	(111,921)
Accounts payable and accrued expenses	21,579
Due to clearing firm	12,795
Accrued commissions	2,840
Payroll taxes payable	12,827
Total adjustments	53,138
Net cash provided by operating activities	157,625
CASH FLOWS FORM INVESTING ACTIVITIES:	
Purchase of furniture and equipment	(11,854)
Net cash used in investing activities	(11,854)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions	(231,836)
Net cash used in financing activities	(231,836)
Increase in cash	(86,065)
Cash at beginning of period	86,540
Cash at end of period	$ 475
Supplemental cash flow disclosures	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ 6,800

The accompanying notes are an integral part of these financial statements

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Viewpoint Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on March 16, 2000, as Wahoo Institutional Trading LLC. During 2002, the Company changed its name to Viewpoint Securities, LLC. The rights and obligations of the equity holder of the Company (the Member) are governed by the Amended and Restated Limited Liability Company Agreement (the Operating Agreement). The Company does not have a termination date. Generally, the liability of the member of the Company is limited to the member's total capital contributions. In accordance with its Operating Agreement, the Company has a right of first refusal to purchase a member's interest proposed to be sold to a third party.

Business operations are conducted from the Company's offices in La Jolla, California. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority, provides securities investment and brokerage services to its clients. For the year ended December 31, 2008, substantially all commissioned brokerage transactions were' settled through Penson Financial Services, Inc. pursuant to a fully disclosed Clearing Agreement. The Company is required to keep a minimum cash balance of $100,000 for brokerage transactions

Cash and cash equivalents

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Commissions and commissions receivable

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Because management considers commissions receivable to be fully collectible at December 31, 2008, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2008.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Equipment

Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over their estimated useful lives, which range from three to seven years. Depreciation expense was $37,218 for the year ended December 31, 2008. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss recognized.

Guaranteed payments to the member

Guaranteed payments to the member that are intended as compensation for services rendered are accounted for as expenses of the limited liability company (LLC) rather than as allocations of the LLC's net income. Guaranteed payments to the member were $82,000 for the year ended December 31, 2008 and have been reported as management fees.

Income taxes

The Company does not incur income taxes; instead, its earnings are included in the member's personal income tax return and taxed depending on his personal tax situation. The financial statements, therefore, do not include a provision for income taxes.

Use of estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2: Commissions receivable

Approximately 99% of Commissions receivable at December 31, 2008 were due from Penson Financial Services, Inc.

Note 3: Equipment

Equipment consists of the following at December 31, 2008:

Computer equipment	$ 27,688
Software	104,630
Office equipment	5,878
Total equipment	138,196
Less accumulated depreciation	(88,580)
Equipment, net of accumulated depreciation	$ 49,616

Note 4: Commitments

The Company leases office space under an operating lease on a month to month basis and requires monthly payments in the amount of $3,198. Either party may terminate the lease with at least 30 days written notice. The Company also entered into a operating lease for additional office space beginning February 1, 2008. The Company pays a monthly rental payment of $4,560 that expires October 31, 2009. Future minimum lease payments are:

Year	Amount
2009	45,600

Note 5: Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2008 the company's net capital of $13,078 exceeded the minimum net capital requirement by $7,256; and the Company's ratio of aggregate indebtedness ($87,330) to net capital was 6.68 to 1, which is less than 15:1 ceiling.

VIEWPOINT SECURITIES, LLC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2008

	Focus 12/31/2008	Audit 12/31/2008	Change
Members' equity, December 31, 2008	$71,215	$71,215	0
Subtract - Non allowable assets:			
Securities owned - at market value	4,084	4,084	-
Fixed assets	49,616	49,616	-
Prepaid expenses	4,437	4,437	-
Tentative net capital	13,078	13,078	0
Haircuts:	0	0	0
NET CAPITAL	13,078	13,078	0
Minimum net capital	5,822	5,822	0
Excess net capital	$7,256	$7,256	$0
Aggregate indebtedness	87,330	87,330	0
Ratio of aggregate indebtedness to net capital	6.68%	6.68%	

There were no differences between the
audit and focus filed at December 31, 2008

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members
Viewpoint Securities, LLC
La Jolla, California

In planning and performing my audit of the financial statements of Viewpoint Securities, LLC for the year ended December 31, 2008, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Viewpoint Securities, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 20, 2009